UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 03, 2017

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No.1	Total Voting Rights dated 01 December 2016
Exhibit No.2	Holding(s) in Company dated 02 December 2016
Exhibit No.3	Publication of Final Terms dated 08 December 2016
Exhibit No.4	Director/PDMR Shareholding dated 13 December 2016
Exhibit No.5	Director/PDMR Shareholding dated 13 December 2016
Exhibit No.6	Director/PDMR Shareholding dated 15 December 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of  the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: January 03, 2017

By: /s/ Garth Wright
----------------------
  Garth Wright
Assistant Secretary

BARCLAYS BANK PLC
(Registrant)

Date: January 03, 2017
By: /s/ Garth Wright
----------------------
Garth Wright
Assistant Secretary

Exhibit No. 1

1 December 2016

Barclays PLC - Total Voting Rights and Capital

In accordance with the Financial Conduct Authority's (FCA) Disclosure Guidance and Transparency Rule 5.6.1R, Barclays PLC notifies the market that as of 30 November 2016, Barclays PLC's issued share capital consists of 16,960,452,693 Ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (16,960,452,693) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FCA's Disclosure Guidance and Transparency Rules.

 Exhibit No. 2

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuerof existing shares to which voting rights are attached:	BARCLAYS PLC
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	No
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	No
An event changing the breakdown of voting rights	No
Other (please specify):	A change in the Total Voting Rights	Yes
3. Full name of person(s) subject to thenotification obligation:	Qatar Holding LLC Qatar Investment Authority (as parent undertaking only)
4. Full name of shareholder(s) (if different from 3.):	Qatar Holding LLC
5. Date of the transaction and date onwhich the threshold is crossed orreached:	30 November 2016
6. Date on which issuer notified:	01 December 2016
7. Threshold(s) that is/are crossed orreached:	6% (downwards)

8. Notified details:
A: Voting rights attached to shares
Class/type ofshares if possible usingthe ISIN CODE	Situation previousto the triggeringtransaction	Resulting situation after the triggering transaction
NumberofShares	NumberofVotingRights	Numberof shares	Number of votingrights	% of voting rights
Direct	Direct	Indirect	Direct	Indirect
Ordinary shares of 25 pence each GB0031348658	1,017,455,690	1,017,455,690	1,017,455,690	1,017,455,690	N/A	5.999%	N/A

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financialinstrument	Expirationdate	Exercise/Conversion Period	Number of votingrights that may beacquired if theinstrument isexercised/ converted.	% of votingrights
N/A	N/A	N/A	N/A	N/A

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financialinstrument	Exercise price	Expiration date	Exercise/Conversion period	Number of voting rights instrument refers to	% of voting rights
N/A	N/A	N/A	N/A	N/A	Nominal	Delta
N/A	N/A
N/A	N/A

Total (A+B+C)
Number of voting rights	Percentage of voting rights
1,017,455,690	5.99%

9. Chain of controlled undertakings through which the voting rights and/or thefinancial instruments are effectively held, if applicable:

Qatar Holding LLC ("QH") is the beneficial holder of the specified ordinary share and voting rights in Barclays plc.  QH is established as a limited liability company in the Qatar Financial Centre ("QFC") and is licensed by the QFC Authority under Licence No. 00004.  QH is wholly-owned by Qatar Investment Authority.

Proxy Voting:
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A
13. Additional information:

As required under the DTRs, this notification has been prepared using the total voting rights figure of 16,960,452,693 as set out in the public announcement made by Barclays plc dated 01 December 2016.

14. Contact name:	Mr. Ian Kellow Head of Compliance
15. Contact telephone number:	+974 4499 5893

Exhibit No. 3

Publication of Final Terms

The following final terms (the "Final Terms") are available for viewing:

Final Terms in relation to Barclays PLC's issue of EUR 1,000,000,000 1.875 per cent. Notes due 2023 under the Barclays PLC and Barclays Bank PLC £60,000,000,000 Debt Issuance Programme.

Please read the disclaimer below "Disclaimer - Intended Addressees" before attempting to access this service, as your right to do so is conditional upon complying with the requirements set out below.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/3678R_-2016-12-8.pdf

A copy of the Final Terms has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.morningstar.co.uk/uk/NSM

For further information, please contact:

Barclays Treasury
1 Churchill Place
Canary Wharf
London E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: You must read the following before continuing: The following applies to the Final Terms available by clicking on the link above, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Final Terms. In accessing the Final Terms, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.

The Final Terms referred to above must be read in conjunction with the base prospectus dated 3 August 2016 as supplemented by the supplemental base prospectus dated 28 October 2016 which together constitute a base prospectus (the "Prospectus") for the purposes of the Prospectus Directive (Directive 2003/71/EC, as amended).

THE FINAL TERMS MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE FINAL TERMS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THE FINAL TERMS IN WHOLE OR IN PART IS PROHIBITED. FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE FINAL TERMS HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR OTHER JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE FINAL TERMS MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN AN OFFSHORE TRANSACTION TO A PERSON THAT IS NOT A U.S. PERSON IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.
Please note that the information contained in the Final Terms and the Prospectus referred to above may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Final Terms and/or the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and/or the Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and/or Prospectus you must ascertain from the Final Terms and Prospectus whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Final Terms or make an investment decision with respect to any Notes issued or to be issued pursuant to the Final Terms, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act). By accessing the Final Terms, you shall be deemed to have represented that you are not a U.S. person, and that you consent to delivery of the Final Terms via electronic publication.

You are reminded that the Final Terms has been made available to you on the basis that you are a person into whose possession the Final Terms may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Final Terms to any other person.
The Final Terms does not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the underwriters or such affiliate on behalf of the issuer in such jurisdiction. Under no circumstances shall the Final Terms constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of any Notes issued or to be issued pursuant to the Final Terms, in any jurisdiction in which such offer, solicitation or sale would be unlawful.
The Final Terms has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Final Terms made available to you in electronic format and the hard copy version available to you on request from the issuer.
Your right to access this service is conditional upon complying with the above requirement.

Exhibit No. 4

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES
1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Jes Staley
2	Reason for the notification
a)	Position/status	Group Chief Executive
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25p each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the quarterly payment of the Share element of the role based pay ("RBP") component of the individual's fixed remuneration for the three month period to 31 December 2016. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares to be delivered	Volume(s): Number of Shares received by PDMR1
		£2.312	124,351	50,673
1 Tax liabilities on the Shares were met in cash and the number of Shares actually received by the PDMR was reduced to meet those tax liabilities.
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	2016-12-12
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Ashok Vaswani
2	Reason for the notification
a)	Position/status	Chief Executive Officer, Barclays UK
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25p each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the quarterly payment of the Share element of the role based pay ("RBP") component of the individual's fixed remuneration for the three month period to 31 December 2016. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares to be delivered	Volume(s): Number of Shares received by PDMR1
		£2.312	48,659	25,789
1 Tax liabilities on the Shares were met in cash and the number of Shares actually received by the PDMR was reduced to meet those tax liabilities.
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	2016-12-12
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Amer Sajed
2	Reason for the notification
a)	Position/status	Chief Executive Officer, Barclaycard
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25p each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the quarterly payment of the Share element of the role based pay ("RBP") component of the individual's fixed remuneration for the three month period to 31 December 2016. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares to be delivered	Volume(s): Number of Shares received by PDMR1
		£2.312	29,005	14,560
1 Tax liabilities on the Shares were met in cash and the number of Shares actually received by the PDMR was reduced to meet those tax liabilities.
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	2016-12-12
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Paul Compton
2	Reason for the notification
a)	Position/status	Group Chief Operating Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25p each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the quarterly payment of the Share element of the role based pay ("RBP") component of the individual's fixed remuneration for the three month period to 31 December 2016. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares to be delivered	Volume(s): Number of Shares received by PDMR1
		£2.312	118,944	48,469
1 Tax liabilities on the Shares were met in cash and the number of Shares actually received by the PDMR was reduced to meet those tax liabilities.
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	2016-12-12
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Bob Hoyt
2	Reason for the notification
a)	Position/status	Group General Counsel
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25p each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the quarterly payment of the Share element of the role based pay ("RBP") component of the individual's fixed remuneration for the three month period to 31 December 2016. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares to be delivered	Volume(s): Number of Shares received by PDMR1
		£2.312	72,988	38,683
1 Tax liabilities on the Shares were met in cash and the number of Shares actually received by the PDMR was reduced to meet those tax liabilities.
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	2016-12-12
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tushar Morzaria
2	Reason for the notification
a)	Position/status	Group Finance Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25p each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the quarterly payment of the Share element of the role based pay ("RBP") component of the individual's fixed remuneration for the three month period to 31 December 2016. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares to be delivered	Volume(s): Number of Shares received by PDMR1
		£2.312	81,098	42,981
1 Tax liabilities on the Shares were met in cash and the number of Shares actually received by the PDMR was reduced to meet those tax liabilities.
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	2016-12-12
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tristram Roberts
2	Reason for the notification
a)	Position/status	Group HR Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25p each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the quarterly payment of the Share element of the role based pay ("RBP") component of the individual's fixed remuneration for the three month period to 31 December 2016. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares to be delivered	Volume(s): Number of Shares received by PDMR1
		£2.312	35,142	18,625
1 Tax liabilities on the Shares were met in cash and the number of Shares actually received by the PDMR was reduced to meet those tax liabilities.
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	2016-12-12
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Michael Roemer
2	Reason for the notification
a)	Position/status	Group Chief Compliance Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25p each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the quarterly payment of the Share element of the role based pay ("RBP") component of the individual's fixed remuneration for the three month period to 31 December 2016. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares to be delivered	Volume(s): Number of Shares received by PDMR1
		£2.312	24,329	12,894
1 Tax liabilities on the Shares were met in cash and the number of Shares actually received by the PDMR was reduced to meet those tax liabilities.
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	2016-12-12
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	C.S. Venkatakrishnan
2	Reason for the notification
a)	Position/status	Chief Risk Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25p each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the quarterly payment of the Share element of the role based pay ("RBP") component of the individual's fixed remuneration for the three month period to 31 December 2016. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares to be delivered	Volume(s): Number of Shares received by PDMR1
		£2.312	102,724	46,780
1 Tax liabilities on the Shares were met in cash and the number of Shares actually received by the PDMR was reduced to meet those tax liabilities.
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	2016-12-12
f)	Place of the transaction	London Stock Exchange (XLON)

Exhibit No. 5

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them
This notification relates to the Barclays Share Value Plan ("SVP").
1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	C.S. Venkatakrishnan
2	Reason for the notification
a)	Position/status	Chief Risk Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25p each ("Shares") GB0031348658
Transaction 1
b)	Nature of the transaction	The trustee of the Barclays Group (PSP) Employees Benefit Trust delivered Shares to the individual set out above to satisfy the release of Shares subject to an award made under the SVP.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares to be delivered	Volume(s): Number of Shares received by PDMR1
		£2.312	243,193	110,750
1 Tax liabilities on the Shares were met in cash and the number of Shares actually received by the PDMR was reduced to meet those tax liabilities.
Transaction 2
d)	Nature of the transaction	Shares released under the transaction described above were then sold on behalf of the individual as set out below.
e)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold	Volume(s): Number of Shares held by PDMR
		£2.312	110,750	N/A

f)	Aggregated information - Aggregated volume - Price	N/A
g)	Date of the transactions	2016-12-12
h)	Place of the transactions	London Stock Exchange (XLON)

Exhibit No. 6
  15 December 2016
NOTIFICATION OF TRANSACTION OF PERSON DISCHARGING MANAGERIAL RESPONSIBILITIES
1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Michael Roemer
2	Reason for the notification
a)	Position/status	Group Chief Compliance Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Barclays PLC American Depository Receipts (ADRs). Each ADR represents four ordinary shares in Barclays PLC with a nominal value of 25p each ('Shares') ADRs - US06738E2046 Shares - GB0031348658
b)	Nature of the transaction	Purchase of ADRs to be held to be held in a nominee account operated by Morgan Stanley
c)	Price(s) and volume(s)	Price of ADRs	Volume: Number of ADRs received
		US$ 11.2218	13,250
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2016-12-14
f)	Place of the transaction	New York Stock Exchange (XNYS)

For further information please contact:

Investor Relations	Media Relations
Kathryn McLeland	Tom Hoskin
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